PIMCO Equity Series

Supplement Dated June 16, 2016 to the Prospectus dated October 31, 2015, as supplemented fromtime to time (the Prospectus); and the Statement of Additional Information dated October 31, 2015, as supplemented from time to time (the SAI)

Disclosure Related to the PIMCO Dividend and Income Builder Fund (the Fund)

PIMCO Dividend and Income Fund

The Funds primary investment objective is to seek to provide current income that exceeds the average yield on global stocks. The Funds secondary objective is to seek to provide long-term capital appreciation.

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of income-producing investments, and will typically invest between 60-80% of its assets in equity and equity-related securities (such portion of the Funds portfolio, the Equity Sleeve) providing exposure to a portfolio of stocks (the RAE Income Global Portfolio). The stocks for the Equity Sleeve are selected by the Funds sub-adviser, Research Affiliates, LLC
(the Sub-Adviser) from a broad universe of global equities.

The Sub-Adviser uses the RAE Fundamental (RAE) methodology as a starting point for portfolio construction with respect to the Equity Sleeve. The RAE methodology selects and weights stocks by fundamental measures of company size rather than by market capitalization and then incorporates additional active insights on measures such as quality and momentum, among other factors, to seek to enhance risk-adjusted returns. Selections are further refined through additional yield and financial health screens to create a portfolio that seeks to provide an attractive current yield and long-term capital appreciation. Actual stock positions in the RAE Income Global Portfolio, which drift apart from target weights as market prices change, are rebalanced to target weights periodically.

The Sub-Adviser provides investment advisory services in connection with the Equity Sleeves use of the RAE Income Global Portfolio by, among other things, providing PIMCO, and the Portfolio Implementer where applicable, with the constituents and target weights in the RAE Income Global Portfolio. The Equity Sleeve seeks to remain invested in the RAE Income Global Portfolio even when the value of the RAE Income Global Portfolio is declining.

The Fund may invest a significant portion of its assets in securities and instruments that are economically tied to foreign denominated securities or currencies) without limitation. With respect to its equity investments, the Fund may invest up to 20% of its total assets in securities and instruments that are economically tied to emerging market countries. With respect to its fixed income investments, the Fund may invest without limitation in securities and instruments that are economically tied to emerging market countries.

For those Funds (or, in the case of the PIMCO Dividend and Income Fund, the portion of the Funds portfolio) not sub-advised by Research Affiliates, PIMCO generally considers an instrument to be economically tied to a non-U.S. country if the issuer is a foreign government
(or any political subdivision, agency, authority or instrumentality of such government), or if the issuer is organized under the laws of a non-U.S. country.

For those Funds (or, in the case of the PIMCO Dividend and Income Fund, the portion of the Funds portfolio)sub-advised by Research Affiliates, Research Affiliates generally considers an instrument to be economically tied to a non-U.S. country based on the country of primary listing, the issuers domicile and the issuers country of incorporation.

For those Funds (or, in the case of the PIMCO Dividend and Income Fund, the portion of the Funds portfolio) not sub-advised by Research Affiliates ,PIMCO generally considers an instrument to be economically tied to an emerging market country if the securitys country of exposure is an emerging market country, as determined by the criteria set forth below.

For those Funds (or, in the case of the PIMCO Dividend and Income Fund ,the portion of the Funds portfolio) sub-advised by Research Affiliates, Research Affiliates generally considers an instrument to be economically tiedto an emerging market country based on the country of primary listing, the issuers domicile and the issuers country of incorporation.

Investors should be aware that, with respect to the equity portion of the Funds portfolio, during the transition from the principal investment strategies in effect prior to June 16, 2016 to the currently-effective principal investment strategies described above, the Funds holdings of equity and equity-related securities may deviate more substantially from the positions and target weights in the RAE Income Global Portfolio than is intended to be the case, under normal conditions, once the new principal investment strategies are fully implemented. As a result, during this transition period, the Fund may experience performance that is not reflective of the performance expected based on full implementation of the currently-effective principal investment strategies described above. There is the risk that, during such transition period, the Fund could experience losses, including losses greater than, or gains less than, the losses or gains that would otherwise be incurred were the strategies fully implemented. For example, the Funds tracking error relative to the RAE Income Global Portfolio could be greater during the transition period, which could result in greater underperformance relative to the RAE Income Global Portfolio.


In addition, effective immediately, the Funds primary broad-based securities market index is the MSCI World Index, and the Funds secondary benchmark index is a blend of 75% MSCI World Index/25% Barclays Global Aggregate USD Unhedged.

The Fund measures its performance against two benchmarks. Effective June 16, 2016, the Funds primary benchmark is the MSCI World Index. The MSCI World Index is a free float adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets.
The MSCI World Index consists of 23 developed market country indices. Effective June 16, 2016, the Funds secondary benchmark is a blend of 75%
MSCI World Index/25% Barclays Global Aggregate USD Unhedged. Barclays
Global Aggregate USD Unhedged provides a broad-based measure of the global investment-grade fixed income markets. The three major components of this index are the U.S. Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices. The index also includes Eurodollar and Euro-Yen corporate bonds, Canadian Government securities, and USD investment grade 144A securities. The Funds new primary benchmark and secondary benchmark were selected as their uses are more closely aligned with the Funds principal investment strategies. Prior to June 16, 2016, the Funds primary benchmark was the MSCI All Country World Index and the Funds secondary benchmark was a blend of 75% MSCI All Country World
Index/25% Barclays Global Aggregate USD Unhedged. The MSCI All Country World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets.The index consists of 46 country indices comprising 23 developed and 23 emerging market country indices.


Investors Should Retain This Supplement for Future Reference